SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                      for the period ended 11/January/2006


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



January 11, 2006


                     BP Fourth Quarter 2005 Trading Update

This trading update is aimed at providing estimates regarding revenue and trading conditions experienced by BP in the fourth quarter ending December 31, 2005, and estimates of identified non-operating items expected to be included in that quarter's result. The fourth quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on February 7, 2006. This trading update is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Resources Business: Exploration and Production

Marker Prices
                                      4Q'04   1Q'05   2Q'05   3Q'05   4Q'05
Brent Dated ($/bbl)                   43.85   47.62   51.63   61.63   56.87
WTI ($/bbl)                           48.29   49.88   53.08   63.18   60.01
ANS USWC ($/bbl)                      42.62   45.07   50.10   60.91   57.89
US gas Henry Hub first of month index
($/mmbtu)                              7.07    6.27    6.74    8.53   13.00
UK gas price - National Balance Point
(p/therm)                             28.51   37.96   30.15   29.26   65.30
Urals (NWE - cif) ($/bbl)             37.75   42.54   48.08   57.13   53.23
Russian domestic Oil ($/bbl)          22.30   19.14   27.39   36.60   31.73

Overall BP production in 4Q'05 is expected to be around 4,010 mboed.

Excluding volumes from TNK-BP operations, production in 4Q'05 is expected to be around 2,990 mboed. Production in 4Q'05 is expected to be higher than 3Q'05, reflecting continued growth in the new profit centres and the completion of the planned maintenance season (primarily in the North Sea), partially offset by the impact of Hurricanes Katrina and Rita (around 160 mboed in 4Q'05 vs. 135 mboed in 3Q'05).

BP's net share of production from TNK-BP is anticipated to be approximately 1,020 mboed. The contribution of TNK-BP to BP's financial results is expected to be negatively impacted in 4Q'05 relative to 3Q'05 due to the lagged calculation of export duties in a declining market, largely offset by an expected gain on divestments.

Relative to 3Q'05 liquids and gas realisations have broadly tracked the markers, except for UK gas which is largely under contract and not priced on a spot market related basis.

Approximately $130m of costs are expected to be incurred in the quarter, the majority to repair hurricane damage and the remainder in ongoing work on the Thunder Horse facility.

Refining and Marketing

Refining Indicator Margins ($/bbl)

                                   4Q'04    1Q'05    2Q'05    3Q'05    4Q'05
USA
- West Coast                       10.36    12.88    14.53    17.57     8.90
- Gulf Coast                        5.52     7.30     9.37    17.12    11.64
- Midwest                           1.65     3.84     7.45    13.40     7.91
North West Europe                   4.72     2.84     5.68     7.78     5.51
Singapore                           8.02     4.98     6.30     6.52     4.42
Refining Global Indicator Margin*   5.69     5.94     8.42    12.35     7.60

* The Refining Global Indicator Margin (GIM) is a generic indicator. Actual margins realised by BP may vary significantly due to a variety of factors, including specific refinery configurations, crude slate and operating practices.

The fourth quarter's average global indicator margin (GIM) was substantially lower than the GIM for 3Q'05. The decline in BP's actual realised refining margins in 4Q'05 is expected to be similar to the decline in the GIM.

Lower wholesale product prices resulted in a recovery in marketing margins during the fourth quarter relative to 3Q'05, which is expected to offset around half of the decline in refining margins.

BP's Texas City Refinery was shut down as a result of Hurricane Katrina throughout 4Q'05. Total refinery throughputs in 4Q'05 were significantly lower as a result. Storm-related supply disruptions also reduced volumes in a number of our US-based businesses. The overall impact of the profits foregone as a result of the closure of Texas City and Hurricane Katrina are expected to be in excess of $400m in 4Q'05 relative to 3Q'05.

Charges of more than $400m are expected to be taken in 4Q'05 as the initial tranche of a restructuring and efficiency programme in Europe. The phasing of marketing activities and refining maintenance in 4Q'05 is expected to result in higher costs than 3Q'05.

Gas, Power and Renewables

Margins from the GP&R business are expected to be higher than 3Q'05 and similar to 4Q'04, as a result of strong gas marketing margins and seasonality.

Other Businesses and Corporate (including Olefins and Derivatives)

Other Businesses and Corporate

The loss in Other Businesses and Corporate, excluding Olefins and Derivatives, is expected to be higher than in 3Q'05 due to cost phasing, but in line with guidance given in our February '05 investor webcast for an annual charge of $900m +/- $200m.

Olefins and Derivatives

Results for Innovene, which represents the majority of Olefins and Derivatives, have been treated as a discontinued operation since the announcement of the sale of Innovene on October 7th, with history restated accordingly, as required by International Financial Reporting Standards. We will provide supplemental disclosures in our Stock Exchange Announcement. The sale of Innovene was completed on December 16th. Results for the retained portion of Olefins and Derivatives, primarily equity-accounted investments in China and Malaysia, will be reported within Other Businesses and Corporate.

Margins in the Olefins and Derivatives business strengthened in 4Q'05 from the depressed levels of 3Q'05.

Consolidation Adjustment

The consolidation adjustment, which removes the margin on sales between segments (mainly sales of Alaskan crude oil to US West Coast refining and marketing operations), is expected to amount to a credit of around $250m.

Identified Non-Operating Items (NOIs)

Non-operating items in 4Q'05 are expected to amount to a total charge of around $1.3bn, primarily as a result of a loss on embedded derivatives, related mainly to the increase in UK gas prices relative to other indices over the full term of BP's long term sales contracts.

Interest Expense

The total consolidated interest charge is expected to be similar to 3Q'05.

Tax Rate

The effective tax rate for the quarter on continuing operations is expected to be around 33 per cent.

Gearing

Gearing for the quarter is expected to move further below the bottom end of our 20-30 per cent band for net debt to net debt plus equity, reflecting continued strong cash generation and receipt of the proceeds from the sale of Innovene.

Distributions to Shareholders

During the quarter the company bought back 332 million shares for a total consideration of $3.7bn. Shares outstanding at December 30th 2005, excluding treasury shares, were 20,651 million. As in previous quarters, BP has entered into an arrangement that allows it to continue the share buy back programme during the closed period commencing on January 3rd.

The 4Q'05 dividend of 8.925 cents per share announced at the time of our 3Q'05 results was paid in December. The dividend to be paid in 1Q'06 will be announced on February 7th in conjunction with our 4Q'05 Stock Exchange Announcement.

Rules of Thumb

Important note: The rules of thumb shown below were provided with BP's strategy update on February 8th, 2005 and were intended to give directional indicators of the impact of changes in the trading environment relative to that of 2004 on BP's 2005 full yearpre-tax results. These rules of thumb are approximate. As prices and margins have deviated sharply from those seen in 2004, and volatility has increased, these rules of thumb have become less accurate in quantifying the impact of changes. Especially over short periods, changes in differentials, seasonal demand patterns, and other factors can be material. Particular differences may arise due to higher government shares of Exploration and Production revenues in some jurisdictions at current price levels, as well as from variations between the refining Global Indicator Margin (GIM) and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors. The GIM rule of thumb reflects the sensitivity to the overall group to changes in refining margins. Within the refining rule of thumb shown below, about 13 per cent of the sensitivity shown relates to the refineries transferred to the Olefins and Derivatives business. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules of thumb.

2005 Operating Environment Rules of Thumb: impact on operating profit per year of changes relative to 2004 environment

                                                           Full Year
Oil Price - Brent +/- $1/bbl                                $500m
Gas - Henry Hub +/- $ 0.10/mcf                              $100m
Refining - GIM +/- $ 1/bbl                                  $1100m

- ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 11 January 2006                        /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary